Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

On Wednesday, November 17, 2021, Elaine Grunewald, a director of European Sustainable Growth Acquisition Corp., a Cayman Islands exempted company (“EUSG”), participated in an interview with the Reuters Global Markets Forum. Edited excerpts from the interview are set forth below.

REUTERS GLOBAL MARKETS FORUM INTERVIEW –ELAINE GRUNEWALD

Wednesday, November 17, 2021

Q:	What are your thoughts on COP26’s impact on your sector?

Elaine Grunewald (EUSG):	This year my focus on was on EV’s (electric vehicles). COP26’s focus on EVs was encouraging, as support for electric vehicles is almost universal among governments, companies and consumers. The Biden administration’s recent infrastructure bill, which includes billions of dollars in funding for electric vehicle infrastructure, is a prime indication of the growing push for electric vehicle reliance. It was great that COP had a transport day to accelerating the transition to 100% zero emission vehicles. All that said, still tons to be done on climate.

Q:	Considering that, what was the low hanging fruit?

Grunewald:	The low hanging fruit on COP is actually the private sector. They are turning up! I remember 10 years ago the COPs were just for negotiators. If we want to get things moving, we need companies to act.

Q:	Could you please run us through the broad economics of running an EV charging company?

Grunewald:	EV charging is a no brainer. While there is an upfront capex cost, as with any sector, once you have an EV, you are more or less home free on the OPEX (operational expenditure) side. Government subsidies and incentives are making this very attractive to the consumer, and also attractive to customers that are concerned about their impact on the environment.

Q:	How big a part are government subsidies in this, as a percentage of the charging fee?

Grunewald:	Subsidies differ by state/country, but a friend of mine just bought a Polestar in the U.S. and he got a $7,500 credit. That is the consumer side of things. On the charging infrastructure side, we can be up to $30,000 per charging station. Combine that with a company like ADS-TEC Energy (EUSG), with whom I am working, there is also a total cost of ownership that can be 30% cheaper because they have battery-buffered charging, which means you don’t need to do grid upgrades.

Q:	What do you think are the key differences between charging station industry in the U.S. and Europe?

Grunewald:	Europe may be slightly ahead, driven by in part by legislation and tougher policy measure to phase out internal combustion engines, but the U.S. is catching up. The U.S. infrastructure plan is a big deal, but there are bottlenecks because consumers don’t want “range anxiety,” and there are still not enough available charging stations. When it comes to technologies, ADS-TEC Energy is coming from Germany and has a unique battery-buffered solution, which means you get ultra-fast charging in minutes. I haven’t seen that in the U.S. yet, but I usually say ADS-TEC Energy is the best key secret in EV charging.

Q:	Any plans by ADS-TEC Energy to expand to the United States?

Grunewald:	Yes! ADS-TEC Energy just opened a U.S. subsidiary and hired a top-notch sales team. It’s moving faster than planned, thanks to positive market developments. The first material order was announced with Smart Cities Capital in Florida, for charging infrastructure deployment with municipalities. The company still trades under EUSG with an extreme positive buy announcement out yesterday from Roth Capital. The company is getting on the map. Municipalities are key here, because at the end of the day implementation of any climate goals comes down to the cities!

Q:	How active are carmakers in setting up EV charging? How does it fit in with their strategy of transitioning their product portfolios to EVs?

Grunewald:	Tesla was a front runner, but Rivian and others will all need the infrastructure to succeed.

Q:	How do you see the U.S. charging infrastructure evolve? Do you think it’ll be led by Democratic states and we’ll end up with the problem of “charging deserts”?

Grunewald:	No way, the planet is not a bi-partisan issue. Charging infrastructure needs to roll out across all the states, and that is happening. The main obstacle is providing assurance to consumers -- 58% of drivers still fear they will run out of power, and today’s grids are not designed to meet the power requirements if all the EVs would plug in. So, there is lots to do to solve the “desert” issue, but I don’t see that as political. And by the way, the Republicans sent a delegation to COP! The Electrification Coalition has a good map of where the infrastructure is, and a lot of information on state-by-state developments.

Q:	What do you feel as your biggest learnings on public-private partnerships (PPP), both from your current role and your earlier role as Ericsson’s sustainability head?

Grunewald:	I am a big believer of partnering to get things done. The smart cities capital partnerships offer an incredibly innovative model for bundling infrastructure services with financing. We all need to work together to make things happen. Polar Structures in another such innovative partnerships in the Nordics, who obviously lead on all things sustainable.

Q:	Do you have any parting views for us/things to look out for?

Grunewald:	On a broader level, as leaders, whether business, government or academia, etc., I think we should all think about what more we can do for climate, in our own spheres of influence. The targets from COP26 are not enough, and we need more transformative approaches.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

 No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A full description of the terms of the proposed business combination is provided in the registration statement on Form F-4 filed with the SEC by Irish Holdco (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the Irish Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of EUSG to vote on the business combination. The Registration Statement was declared effective by the SEC on December 7, 2021 and the definitive proxy statement/prospectus has been mailed to EUSG’s shareholders. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and documents incorporated by reference therein before making any voting or investment decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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